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02050232

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P.E.
7/31/02

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934


SEC MAIL PROCESSING
RECEIVED
AUG 05 2002
WASH, D.C. 164 SECTION

For the month of July, 20 02

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant's name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date July 30 ,2002

By [signature]
(Signature)

Setiawan Sulistyono
Head of Investor Relation Unit

PROCESSED
AUG 09 2002
THOMSON
FINANCIAL

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.

SEC 1815 (7-91)


TELKOM

PRESS RELEASE

No.TEL 283/PR000/UHI/02

TELKOM COMPLETES SALE OF 12.7% INTEREST IN PT TELEKOMUNIKASI SELULAR

Bandung, July 30, 2002, It is hereby announced that today on July 30,2002, PT Telekomunikasi Indonesia, Tbk completed the sale of the Company's 12.7% stake in PT Telekomunikasi Selular ("Telkomsel") to Singapore Telecom Mobile Pte Ltd ("SingTel Mobile"), a wholly-owned subsidiary of Singapore Telecommunications Limited ("SingTel").

As result this transaction, TELKOM maintained 65% ownership in TELKOMSEL, while SingTel Mobile increased its ownership up to 35%. TELKOM received a full cash consideration of US$429 million.

SETIAWAN SULISTYONO
Head of Investor Relations

For further information please contact:

Investor Relations Unit
PT Telekomunikasi Indonesia, Tbk.

Bandung:
Telp : 62-22-4527337
Fax : 62-22-7104743
E-mail : investor@telkom.co.id
Website : www.telkom.co.id

Jakarta:
Telp : 62-21-5215109
Fax : 62-21-5220500


TELKOM

Number : TEL /PR110/UHI/02

Bandung, July 30th,2002

United States Securities and Exchange Commission (US-SEC)
The Filing Desk-Mail Stop 1-4
450 Fifth Street, N.W., Stop 11-4
Washington, D.C. 20549
USA
Fax: 202 942 9646

Re: Perusahaan Perseroan (Persero)
PT Telekomunikasi Indonesia, Tbk ("PT TELKOM")

Dear Sir/Madam,

Herewith, please find enclosed the information **"TELKOM COMPLETES SALE OF 12.7% INTEREST IN PT TELEKOMUNIKASI SELULAR"**.

Thank you very much for your kind attention and cooperation.

Sincerely yours,



SETIAWAN SULISTYONO
Head of Investor Relations